Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

28 March 2014

PRIMA BIOMED’S CVAC™ DATA DEMONSTRATING IMPROVEMENT IN PFS IN SECOND

REMISSION OVARIAN CANCER ACCEPTED FOR ORAL PRESENTATION AT ASCO

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) announced today that the American Society of Clinical Oncology has accepted the abstract entitled, “Progression-free survival in ovarian cancer patients in second remission is improved with mucin-1 autologous dendritic cell therapy” for oral presentation at the Gynecologic Cancer Session at the 2014 ASCO Annual Meeting to be held May 30 - June 3, 2014 in Chicago.

Heidi Gray, MD, Associate Professor, Department of Obstetrics and Gynecology, University of Washington School of Medicine, is the lead author and will deliver the oral presentation.

Dr. Gray will present the final progression-free survival data (PFS) and an update on overall survival (OS) from the Randomized, Open-Label Phase IIb Trial of Maintenance Therapy with a MUC1 Dendritic Cell Vaccine (CVac™) for Epithelial Ovarian Cancer Patients in First or Second Remission (Prima protocol CAN-003).

In accordance with ASCO policy, information in the abstract and data to be presented is considered confidential and is embargoed until presentation at the ASCO Annual Meeting. Prima will provide timely information on the final PFS data and updated OS data from CAN-003 after Dr. Gray’s presentation.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de